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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Date of Report: June 6, 2006

CEMEX, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.	Press release, dated June 5, 2006, announcing the completion of CEMEX’s stock dividend program determined at the Shareholders Meeting on April 27 (attached as Exhibit 1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                CEMEX, S.A. de C.V.

(Registrant)

Date: June 6, 2006	By: /s/ Rafael Garza
Name:	Rafael Garza
Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release, dated June 5, 2006, announcing the completion of CEMEX’s stock dividend program determined at the Shareholders Meeting on April 27, 2006.

Exhibit 1

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Abraham Rodriguez (52-81) 8888-4262	Analyst Relations Ricardo Sales (646) 572-2376

97.4% OF SHAREHOLDERS TO RECEIVE CPOs OR ADSs UNDER CEMEX'S STOCK DIVIDEND PROGRAM

MONTERREY, MEXICO, June 5, 2006 - CEMEX, S.A. de C.V. (NYSE: CX) announced today the completion of its stock dividend program determined at the Shareholders Meeting on April 27, 2006. A total of 105,937,857 CPOs, including CPOs in the form of ADSs (one ADS represents ten CPOs), were issued on June 5, 2006 and will be distributed to 97.4% of shareholders; the remaining 2.6%, consisting of CPO holders, will receive a cash payment of MXP 1.4887 per CPO in lieu of the stock dividend, for a total of approximately MXP 144 million (US$13 million) to be paid by CEMEX.

Under this stock dividend program, CEMEX shareholders will receive one new CPO for each 35.2895 CPOs held (each representing two series A shares and one series B share) and ADS holders will receive one new ADS for each 35.2895 ADSs held.

As previously announced, CPO holders had the option to receive a cash payment in lieu of the stock dividend. ADS holders were entitled to receive a stock dividend only. ADS holders could instruct the ADS Depositary to sell all or a portion of the additional stock received as a result of the stock dividend into the market and receive the net cash proceeds from such sales.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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